ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

August 3, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surgery Partners, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1, submitted confidentially on June 22, 2015
CIK No. 0001638833

Dear Mr. Riedler:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated July 6, 2015, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted confidentially to the SEC on June 22, 2015.

The Company is concurrently confidentially submitting via EDGAR Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the draft submitted confidentially on June 22, 2015.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

August 3, 2015

Prospectus Summary

Patients, page 3

1. We note your response to our prior comment 2 and your revised disclosure in response to our comment. Please expand your disclosure to describe how the patient satisfaction rate is measured allowing you to achieve a 94% patient satisfaction rate.

Response to Comment 1:

The Company has revised the Registration Statement to describe how the Company determined that approximately 94% of its patients had a favorable experience at, or impression of, the particular facility such patient visited. Please see the revisions on pages 3 and 98.

The Company respectively advises the staff that the Company administered approximately 192,000 internal surveys that asked, among other questions, one of the following two questions about the patient’s overall experience at, or impressions of, the particular facility the patient visited: 1) “Using any number from 0 to 10, where 0 is the worst facility possible and 10 is the best facility possible, what number would you use to rate this outpatient facility?” or 2) “Overall, rating of your experience at the Surgery Center.” In the aggregate, approximately 94% of the approximately 61,000 patients responding to these surveys responded in a way that the Company considered favorable. Specifically, with respect to the first question above, rankings of “8” or higher were considered favorable responses. With respect to the second question above, selections of “good” or “excellent” were considered favorable responses (with the other options being “poor” and “very poor”).

2. We note your response to our prior comment 4. However, it does not appear that you have included a description of your internal surveys in your prospectus as stated in your response. In addition, we note that while you have deleted the comparison between your patient satisfaction rate and the industry average rate, you now state, “On average, our facilities exceeded industry averages for each of Centers for Medicare and Medicaid Services, or CMS, 2014 Ambulatory Surgical Center Quality Reporting (ASCQR) program’s five key core ASC quality measures…” Please expand your disclosure to describe your internal surveys and whether they are the same ones used to gather data for industry averages for the CMS 2014 ASQR programs five key core ASC quality measures. If not, please explain why it is appropriate to state that your facilities exceeded industry averages for the CMS 2014 ASQR programs five key core ASC quality measures.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the Registration Statement to further describe its internal surveys. The Company respectfully advises the Staff that these internal surveys are separate and apart from those used to gather data for the CMS ASC quality measures, which are claims-based measurements that are collected through the CMS claims submission process. The ASC quality measures are calculated using data that is generated

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

August 3, 2015

according to an industry standard format promulgated by CMS. The Company believes that it is appropriate to state that its facilities exceeded industry averages for each of the key core ASC quality measures because all ASC providers are required to report such measures to CMS who then independently generates the industry averages and facility-level scores. Therefore, the Company believes that this independent evaluation of the key core ASC quality measures is appropriate disclosure in its Registration Statement. Please see the revisions on pages 3 and 98.

Annual Cash Bonuses, page 141

3. We note your response to our prior comment 17 and expanded disclosure in response to our comment. Please revise your disclosure to provide the EBITDA targets on which Mr. Doyle’s, Mr. Spark’s and Mr. Crysel’s bonuses were based.

Response to Comment 3:

The Company notes that Item 402(o) of Regulation S-K, under which it has provided narrative disclosure to its Summary Compensation Table based on its status as an “emerging growth company,” requires only that the “material terms” of any non-equity incentive plan award made to a named executive officer be disclosed, “including a general description of the formula or criteria to be applied in determining the amounts payable.” Therefore, the Company respectfully submits that its expanded disclosure in response to the Staff’s prior comment regarding the bonus metrics applicable to each named executive officer’s 2014 bonus satisfies such criteria without the addition of specific EBITDA target amounts.

Further, the Company respectfully advises the Staff that the specific EBITDA target established for each named executive officer with respect to the applicable bonus portion of his or her 2014 compensation was determined prior to the Company’s transformational acquisition of Symbion Holdings Corporation and was therefore based on outdated financial data and assumptions that are no longer reflective of the present financials of the Company. Accordingly, the Company does not believe that such EBITDA targets would be material to an investor’s understanding of the Company’s compensation of its named executive officers.

Principal Stockholders, page 152

4. We note that in response to our prior comment 19, you have revised your beneficial ownership table to provide data as of May 1, 2015. Please revise your table to be as of the most recent practicable date not to exceed two weeks from the filing date of your registration statement.

Response to Comment 4:

The Company has revised the beneficial ownership table in the Registration Statement to use data as of the most recent practicable date of July 31, 2015. Please see the revisions on page 153.

Surgery Center Holdings, Inc.

Consolidated Statements of Operations, page F-9

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

August 3, 2015

5. Please refer to your response to comment 21. Since the reorganization will not occur until immediately prior to the consummation of the offering, it is still not clear why earnings per share are not presented in the historical financial statements. Elsewhere in the filing you present historical financial information and then “as adjusted” financial information that gives effect to the reorganization. Therefore, please revise your statements of operations to include the historical earnings per share and weighted average common shares outstanding.

Response to Comment 5:

The Company has revised the Registration Statement to include the historical earnings per share and weighted average common shares outstanding. Please see the revisions on page F-9.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies,

Unit-Based Compensation, page F-21

6. Please refer to your response to comment 23. You acknowledge that unit-based compensation is a critical accounting policy. Therefore, please explain why this is not included in the critical accounting policies section of MD&A beginning on page 76. Please revise your disclosure to clarify that these estimates are highly complex and subjective and that these estimates will not be necessary to determine fair value once the underlying shares begin trading.

Response to Comment 6:

The Company has revised the Registration Statement to include unit-based compensation in the critical accounting policies section of MD&A, and to clarify that the estimates used to determine the fair value of the awards are highly complex and subjective, and will not be necessary to determine fair value once the underlying shares begin publicly trading. Please see the revisions on page 81.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

August 3, 2015

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Michael Doyle

Teresa Sparks